Filed by Frontier Communications Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: Frontier Communications Corporation
Registration Statement No. 333-160789

The following is a letter from Steven C. Crosby that was published in the Charleston Sunday Gazette-Mail on Sunday, August 30, 2009.

Comm outfit experienced in servicing rural areas

Editor:

A recent commentary ("Good guy or villain?," Aug. 16) questioned what sets Frontier Communications apart from other companies that have acquired assets from Verizon Communications in the past couple of years.

Simply put, Frontier has a highly successful track record of acquiring, operating and investing in telecommunications properties serving rural, suburban and smaller-city areas, and the transaction with Verizon fits our business strategy very well.

This transaction is different from others in several important ways:

Frontier is a strong company that has been in business for over 70 years, with a record of successful integration of companies and systems. We currently serve more than 2.8 million access lines and high-speed subscribers in 285 cities in 24 states. We process millions of transactions and calls each day. On a financial level, Frontier is a large Fortune 1000 company today with $2.2 billion in revenues. Frontier has successfully integrated numerous past acquisitions, including those of Verizon predecessor GTE in West Virginia in the 1990s.

This transaction will make Frontier a larger and financially stronger company, providing us with enhanced scale and scope, improved positioning, a stronger balance sheet and the capability to generate greater cash flow. Our debt ratio will decrease from 3.8 to 2.6 after the transaction - a ratio that is approaching investment grade. We also plan to reduce our dividend by 25 percent at the close of the transaction, which will give us added financial flexibility.

Frontier knows how to serve rural and small-city markets, and the areas in the Verizon states being acquired are comparable to many of the rural and small-city areas that we currently serve around the country, and indeed already serve in West Virginia.

Frontier will offer new bundled services and expanded technologies to customers in West Virginia. We're particularly focused on accelerating the penetration of broadband in the state and expect to greatly increase the reach and capacity that is available today.

Frontier has extensive experience in converting systems of acquired companies, successfully consolidating five billing systems in the past five years impacting operations in 12 states. For 13 of the 14 states involved in this transaction, the existing systems will be transferred from Verizon to Frontier, with no need for current integration. In West Virginia, landline customers served by Verizon will be moved onto our existing systems, which already serve 143,000 customers in West Virginia. This is different from other transactions referred to in the column, where the acquiring company had to build all new systems.

Frontier's management team has deep experience in running a telecommunications network, and we plan to build on that experience to provide high-quality service and products.

Steven C. Crosby

Frontier Communications Corp.

Senior vice president for government and regulatory affairs

Stamford, Conn.

Forward-Looking Language

This filing contains forward-looking statements that are made pursuant to the safe harbor provisions of The Private Securities Litigation Reform Act of 1995.  These statements are made on the basis of management’s views and assumptions regarding future events and business performance. Words such as “believe,” “anticipate,” “expect” and similar expressions are intended to identify forward-looking statements.  Forward-looking statements (including oral representations) involve risks and uncertainties that may cause actual results to differ materially from any future results, performance or achievements expressed or implied by such statements.  These risks and uncertainties are based on a number of factors, including but not limited to: Our ability to complete the acquisition of access lines from Verizon; the failure to obtain, delays in obtaining or adverse conditions contained in any required regulatory approvals for the Verizon transaction; the failure to receive the IRS ruling approving the tax-free status of the Verizon transaction; the failure of our stockholders to approve the Verizon transaction; the ability to successfully integrate the Verizon operations into Frontier’s existing operations; the effects of increased expenses due to activities related to the Verizon transaction; the ability to migrate Verizon’s West Virginia operations from Verizon owned and operated systems and processes to Frontier owned and operated systems and processes successfully; the risk that the growth opportunities and cost synergies from the Verizon transaction may not be fully realized or may take longer to realize than expected; the sufficiency of the assets to be acquired from Verizon to enable us to operate the acquired business; disruption from the Verizon transaction making it more difficult to maintain relationships with customers, employees or suppliers; the effects of greater than anticipated competition requiring new pricing, marketing strategies or new product or service offerings and the risk that we will not respond on a timely or profitable basis; reductions in the number of our access lines and High-Speed Internet subscribers; our ability to sell enhanced and data services in order to offset ongoing declines in revenue from local services, switched access services and subsidies; the effects of ongoing changes in the regulation of the communications industry as a result of federal and state legislation and regulation; the effects of competition from cable, wireless and other wireline carriers (through voice over internet protocol (VOIP) or otherwise); our ability to adjust successfully to changes in the communications industry and to implement strategies for improving growth; adverse changes in the credit markets or in the ratings given to our debt securities by nationally accredited ratings organizations, which could limit or restrict the availability, or increase the cost, of financing; reductions in switched access revenues as a result of regulation, competition and/or technology substitutions; the effects of changes in both general and local economic conditions on the markets we serve, which can impact demand for our products and services, customer purchasing decisions, collectability of revenue and required levels of capital expenditures related to new construction of residences and businesses; our ability to effectively manage service quality; our ability to successfully introduce new product offerings, including our ability to offer bundled service packages on terms that are both profitable to us and attractive to our customers; changes in accounting policies or practices adopted voluntarily or as required by generally accepted accounting principles or regulators; our ability to effectively manage our operations, operating expenses and capital expenditures, to pay dividends and to repay, reduce or refinance our debt; the effects of bankruptcies and home foreclosures, which could result in increased bad debts; the effects of technological changes and competition on our capital expenditures and product and service offerings, including the lack of assurance that our ongoing network improvements will be sufficient to meet or exceed the capabilities and quality of competing networks; the effects of increased medical, retiree and pension expenses and related funding requirements; changes in income tax rates, tax laws, regulations or rulings, and/or federal or state tax assessments; the effects of state regulatory cash management policies on our ability to transfer cash among our subsidiaries and to the parent company; our ability to successfully renegotiate union contracts expiring in 2009 and thereafter; further declines in the value of our pension plan assets, which could require us to make contributions to the pension plan beginning no earlier than 2010; our ability to pay dividends in respect of our common shares, which may be affected by our cash flow from operations, amount of capital expenditures, debt service requirements, cash paid for income taxes (which will increase in 2009) and our liquidity; the effects of increased cash taxes in 2009 and thereafter; the effects of any unfavorable outcome with respect to any of our current or future legal, governmental or regulatory proceedings, audits or disputes; the possible impact of adverse changes in political or other external factors over which we have no control; and the effects of hurricanes, ice storms or other severe weather. These and other uncertainties related to our business are described in greater detail in our filings with the Securities and Exchange Commission, including our reports on Forms 10-K and 10-Q, and the foregoing information should be read in conjunction with these filings. We do not intend to update or revise these forward-looking statements to reflect the occurrence of future events or circumstances.

Additional Information and Where to Find It

This filing is not a substitute for the prospectus/proxy statement included in the Registration Statement on Form S-4 that Frontier filed with the SEC on July 24, 2009 in connection with the proposed transactions described in the prospectus/proxy statement. We urge investors to read the prospectus/proxy statement, which contains important information, including detailed risk factors, and any amendments thereto when they become available. The prospectus/proxy statement and other documents filed or to be filed by Frontier with the SEC are or will be available free of charge at the SEC's website, www.sec.gov, or by directing a request when such a filing is made to Frontier, 3 High Ridge Park, Stamford, CT 06905-1390, Attention: Investor Relations.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Frontier and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be "participants" in the solicitation of proxies in connection with the proposed transactions. Information about the directors and executive officers of Frontier is set forth in the Registration Statement on Form S-4 referred to above. Investors may obtain additional information regarding the interests of such participants in the proposed transactions by reading the prospectus/proxy statement and any amendments thereto when they become available.